UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Pierre Dulin

	Name:	Pierre Dulin
	Title:	General Manager

BLADEX ANNOUNCES $14.5 MILLION PROFIT FOR THE FIRST QUARTER 2018, OR $0.37 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 20, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter (“1Q18”) ended March 31, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q18	4Q17	1Q17
Key Income Statement Highlights
Total income	$30.7	$34.5	$38.3
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$2.0	$0.9	$4.1
Operating expenses (1)	$14.3	$13.1	$11.2
Profit for the period	$14.5	$20.6	$23.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.37	$0.52	$0.60
Return on Average Equity (“ROAE”) (3)	5.6%	7.9%	9.4%
Return on Average Assets (“ROAA”)	0.91%	1.31%	1.39%
Net Interest Margin ("NIM") (4)	1.68%	1.78%	2.02%
Net Interest Spread ("NIS") (5)	1.26%	1.38%	1.71%
Efficiency Ratio (6)	47%	38%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,731	$5,999	$6,141
Treasury Portfolio	$85	$85	$91
Total assets	$5,875	$6,268	$7,067
Total stockholders' equity	$1,047	$1,043	$1,019
Market capitalization (8)	$1,127	$1,061	$1,088
Tier 1 Basel III Capital Ratio (9)	22.6%	21.1%	19.0%
Total assets / Total stockholders' equity (times)	5.6	6.0	6.9
Liquid Assets / Total Assets (10)	9.3%	9.9%	17.3%
NPL to Loan Portfolio (11)	1.12%	1.07%	1.14%
Total allowance for ECL to Commercial Portfolio (12)	1.57%	1.47%	1.89%
Total allowance for ECL to NPL (times) (12)	1.5	1.5	1.8

1Q18 Highlights

•	Profit for the 1Q18 totaled $14.5 million (-30% QoQ, -38% YoY). This decline was mainly attributable to a $4.8 million annual variable compensation expense incurred in 1Q18. Excluding this variable compensation payment, profit for the 1Q18 would have reached $19.3 million (-8% QoQ, -22% YoY).

•	Profits were impacted by lower lending spreads on short-tenor loan originations, together with the usual seasonal slow first quarter effect. The YoY negative comparisons were partially offset by lower impairment losses for ECL.

•	NII decreased 6% QoQ and 23% YoY on lower NIM (-10 bps QoQ, -34 bps YoY), reflecting mostly lower lending spreads on short-tenor loan originations.

•	Letters of credit and contingencies continued to perform well. Total fee generation was $3.0 million for the 1Q18, +3% QoQ and -1% YoY.

•	Syndications and structuring did not close any new transactions during the 1Q18, reflecting its lumpy nature of fee generation. This compares to a fee generation of $2.7 million in 4Q17.

•	Total operating expenses were up 9% QoQ and 28% YoY, impacted by the $4.8 million annual variable compensation expense incurred in 1Q18. Excluding this variable compensation payment, quarterly base operating expenses were lower, reflecting the Bank’s ongoing focus on cost reduction and improving productivity.

•	1Q18 annualized Return on Average Equity (“ROAE”) stood at 5.6%, compared to 7.9% in 4Q17 and 9.4% in 1Q17, as a result of lower profits while capitalization remained strong.

•	Tier 1 Basel III Capital Ratio reached 22.6% at the end of 1Q18 (+150 bps QoQ, +360 bps YoY), with risk-weighted assets down 6% QoQ and 14% YoY.

•	Average Commercial Portfolio balances in 1Q18 were higher by 3% QoQ and lower by 2% YoY, while EoP balances decreased 4% QoQ and 7% YoY, as strong loan origination was offset by short average tenor.

•	Credit quality remained sound with $58.8 million of non-performing loans (“NPL”) at the end of the 1Q18, the same level from the previous quarter and down from $65.4 million a year ago, resulting in similar levels of NPL to Loan Portfolio balances of 1.1%.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “While our first quarter results were below our expectations, we were encouraged by several positive performance trends during the quarter: average loan balances were higher, contingencies/letters of credit performed well, credit quality remained strong, and we have a robust syndications pipeline. Operating expenses, excluding annual variable compensation expenses, declined from the fourth quarter as a result of our new streamlined operating model which is yielding results and will contribute to higher productivity levels.

“On the other hand, our performance this quarter was also affected by tightened net lending spreads pressured by high US dollar liquidity in the Region, the short duration of our trade finance portfolio, and higher exposures to financial institutions.

“We are focusing our lending activity on extending the average tenor of our short-term transactions, increasing the medium-term loan origination, and resuming asset growth by expanding the client base as well as maximizing the utilization of existing approved credit limits. We believe this effort will result in higher EOP balances and improved returns in the coming quarters. Combined with our ongoing focus on reducing costs and increasing productivity, we are cautiously optimistic about the second quarter and the full year,” Mr. Tolchinsky concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral, structured and syndicated credits, short- and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

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As of March 31, 2018, Commercial Portfolio balances reached $5.7 billion, a 4% decrease compared to $6.0 billion as of December 31, 2017 and a 7% decrease compared to $6.1 billion as of March 31, 2017, partly due to seasonal slow first quarter demand in the Region. On an average basis, 1Q18 average Commercial Portfolio balances reached $6.0 billion, a 3% QoQ increase compared to $5.8 billion a quarter ago and a 2% decrease compared to $6.2 billion a year ago, reflecting the still strong loan origination activity that is yet to be translated to longer average tenors as the Bank continued to focus on short-term trade finance. As of March 31, 2018, 82% of the Commercial Portfolio was scheduled to mature within a year, up from 81% from a quarter ago and 77% a year ago, while trade finance transactions represented 59% of the Commercial Portfolio as of March 31, 2018, down from 60% a quarter ago and 67% a year ago, but still focused on trade-related operations.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit VII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit IX for the Bank’s distribution of loan disbursements by country.

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(US$ million)	1Q18	4Q17	1Q17	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$27.1	$28.9	$33.3	-6%	-19%
Net other income (13)	2.6	6.5	3.5	-61%	-27%
Total income	29.7	35.4	36.8	-16%	-19%
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	(2.0)	(0.9)	(4.1)	-119%	52%
Operating expenses	(10.8)	(9.7)	(8.7)	-11%	-24%
Profit for the period	$16.9	$24.9	$24.0	-32%	-29%

1Q18 Commercial Business Segment’s results were mainly impacted by:

i.	Lower net interest income as the Bank continued experiencing margin pressures from short-tenor origination and high levels of USD liquidity in the Region and increased LIBOR-based market rates;

ii.	Decreased net other income as the stable trend in letters of credit and contingencies was partially offset by the lumpy nature of syndication fee generation with no structured transactions closed in 1Q18, compared to the execution of two structured transactions in 4Q17;

iii.	A $2.0 million impairment loss for ECL in 1Q18 mostly associated to reflect the slow restructuring of one of the Bank’s impaired credits in Brazil; and

iv.	Higher variable compensation expense incurred in 1Q18 that offset lower quarterly base of operating expenses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through OCI and investment securities at amortized cost (“Investment Securities Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

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Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses.

Liquidity balances amounted to $0.5 billion as of March 31, 2018, of which 94% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $0.6 billion, or 98% of liquid assets, at the end of 4Q17, and compared to $1.2 billion, or 67% of liquid assets, at the end of 1Q17. As of these quarter-end dates, the liquid assets to total assets ratio was 9.3%, 9.9%, and 17.3%, respectively, while the liquid assets to total deposits ratio was 19.3%, 21.1%, and 38.3%, respectively.

The Investment Securities Portfolio balances totaled $85 million as of March 31, 2018, compared to $85 million as of December 31, 2017, and compared to $91 million as of March 31, 2017. As of these dates, the Investment Securities Portfolio accounted for 1% of total assets, respectively, which mostly consisted of readily-quoted Latin American securities, and of which 87%, 79% and 92% represented sovereign or state-owned risk, respectively (refer to Exhibit VIII for a per-country risk distribution of the Investment Securities Portfolio).

On the funding side, deposit balances amounted to $2.8 billion at the end of 1Q18, down 4% QoQ and 12% YoY, but up to 59% of total funding sources, compared to 57% and 54%, at the end of 4Q17 and 1Q17, respectively. Deposits placed by central banks or designees (i.e.: Class A shareholders of the Bank) represented 70% of total deposits as of March 31, 2018, compared to 67% and 66%, respectively. As of March 31, 2018, short- and long-term borrowings and debt decreased 14% QoQ and 31% YoY, as the Bank continued to rely primarily on deposits to cover its funding needs. The 1Q18 weighted average funding cost was 2.32% (up 22 bps QoQ and 60 bps YoY), mainly reflecting the increase in LIBOR-based market rates, partly compensated by decreasing funding spreads.

(US$ million)	1Q18	4Q17	1Q17	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$(0.5)	$(0.8)	$1.1	34%	-146%
Net other income (loss) (13)	1.6	(0.2)	0.4	n.m.	286%
Total income (loss)	1.1	(0.9)	1.6	215%	-30%
Recovery from ECL on investment securities	0.0	0.1	0.5	-75%	-94%
Operating expenses	(3.6)	(3.4)	(2.5)	-4%	-42%
Loss for the period	$(2.4)	$(4.3)	$(0.5)	43%	-393%

    "n.m." means not meaningful.

1Q18 Treasury Business Segment’s results were mainly impacted by:

i.	Gains on derivative financial instruments used for hedging purposes;

ii.	An increase in funding rates on higher LIBOR-based market rates (also impacting interest-earning assets lending rates), partly compensated with lower funding spreads; and

iii.	Higher variable compensation expense incurred in 1Q18.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q18	4Q17	1Q17	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$57.4	$55.8	$59.1	3%	-3%
Interest expense	(30.8)	(27.7)	(24.7)	-12%	-25%
Net Interest Income	$26.6	$28.1	$34.4	-6%	-23%

Net Interest Margin	1.68%	1.78%	2.02%	-6%	-17%

1Q18 Net Interest Income and margins were mainly impacted by:

i.	Tighter net lending spreads pressured by abundant USD liquidity in the Region and the short-term trade finance nature of the portfolio; and

ii.	Higher funding rates on repricing LIBOR-based market rates, partially compensated with lower funding spreads.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	1Q18	4Q17	1Q17	QoQ (%)	YoY (%)
Fees and Commissions, net	$3.1	$5.7	$3.3	-46%	-6%
Letters of credit and other contingent credits	3.0	2.9	3.1	3%	-1%
Loan structuring and distribution fees	0.0	2.7	0.2	-99%	-89%
(Loss) gain on sale of loans	(0.6)	0.1	0.1	n.m.	n.m.
Other income, net	0.1	0.9	0.4	-87%	-68%
Fees and Other Income	$2.5	$6.6	$3.7	-62%	-31%

            "n.m." means not meaningful.

1Q18 Fees and Other Income were mainly impacted by:

i.	Stable trend in letters of credit and contingencies in the 1Q18;

ii.	Syndications and structuring did not close any new transactions during the 1Q18, reflecting its lumpy nature of fee generation; and

iii.	Loss on sale of loans in 1Q18 from reduced exposure related to a previously executed structured transaction.

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PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(US$ million, except percentages)	31-Mar-18	31-Dec-17	30-Sep-17	30-Jun-17	31-Mar-17
Allowance for ECL on loans
Balance at beginning of the period	$81.3	$111.7	$115.6	$109.9	$106.0
Provisions (reversals)	1.4	(1.1)	0.4	5.7	4.0
Write-offs, net of recoveries	0.0	(29.3)	(4.2)	0.0	0.0
End of period balance	$82.7	$81.3	$111.7	$115.6	$109.9

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$6.8	$4.8	$4.6	$5.9	$5.8
Provisions (reversals)	0.6	2.0	0.2	(1.3)	0.2
End of period balance	$7.4	$6.8	$4.8	$4.6	$5.9

Total allowance for ECL (allowance for ECL on loans plus allowance for ECL on loan commitments and financial guarantee contracts)	$90.1	$88.1	$116.6	$120.2	$115.9

Total allowance for ECL to Commercial Portfolio	1.57%	1.47%	2.04%	2.06%	1.89%
NPL to gross loan portfolio	1.12%	1.07%	1.20%	1.12%	1.14%
Total allowance for ECL to NPL (times)	1.5	1.5	1.8	1.9	1.8

The total allowance for ECL amounted to $90.1 million at March 31, 2018, representing 1.57% of the total Commercial Portfolio, compared to $88.1 million and 1.47%, respectively, as of December 31, 2017, and compared to $115.9 million and 1.89%, respectively, as of March 31, 2017. The $2.0 million QoQ increase was mostly associated to reflect the slow restructuring of one of the Bank’s impaired credits in Brazil, while the $25.8 million YoY decrease was mainly attributable to write-offs against existing individually allocated reserves following finalized restructuring processes over the last year.

As of March 31, 2018, NPL balances remained at $58.8 million, representing 1.12% of Loan Portfolio balances, compared to the same level, or 1.07% of Loan Portfolio as of December 31, 2017, and $65.4 million, or 1.14% of Loan Portfolio as of March 31, 2017, as credit quality remained sound compared to the previous quarter and after several write-offs in 2017 following final restructuring resolutions.

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OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million, except percentages)	1Q18	4Q17	1Q17	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses, ex-variable compensation	$5.3	$6.9	$5.4	-24%	-3%
Variable compensation	4.8	0.4	1.3	n.m.	283%
Salaries and other employee expenses	10.1	7.3	6.7	37%	51%
Depreciation of equipment and leasehold improvements	0.3	0.4	0.4	-21%	-25%
Amortization of intangible assets	0.3	0.3	0.2	19%	68%
Other expenses	3.6	5.1	3.9	-30%	-8%
Total Operating Expenses	$14.3	$13.1	$11.2	9%	28%

Efficiency Ratio	47%	38%	29%	23%	59%

            "n.m." means not meaningful.

1Q18 Total Operating Expenses were mainly impacted by:

i.	The $4.8 million annual variable compensation expense incurred in 1Q18; and

ii.	Decrease in operating expenses ex-variable compensation, reflecting the Bank’s ongoing focus on cost reduction and improving productivity.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-18	31-Dec-17	31-Mar-17	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,047	$1,043	$1,019	0%	3%
Risk-Weighted Assets Basel III (9)	$4,623	$4,931	$5,367	-6%	-14%
Tier 1 Basel III Capital Ratio (9)	22.6%	21.1%	19.0%	7%	19%
Total stockholders’ equity	$1,047	$1,043	$1,019	0%	3%
Total stockholders’ equity to total assets	17.8%	16.6%	14.4%	7%	24%
Accumulated other comprehensive income (loss) ("OCI")	$4	$2	$(4)	84%	183%
Total assets / Total stockholders' equity (times)	5.6	6.0	6.9	-7%	-19%
Shares outstanding (in thousand)	39,546	39,429	39,227	0%	1%

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The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.5 million common shares outstanding as of March 31, 2018. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 5.6x and its Tier 1 Basel III Capital Ratio increased to 22.6%, reflecting solid levels of capitalization with risk-weighted assets down 6% QoQ and 14% YoY.

RECENT EVENTS

▪	Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 11, 2018, in Panama City, Panama, shareholders:

i.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2017.

ii.	Ratified the appointment of KPMG as the Bank’s new independent registered public accounting firm for the fiscal year ending December 31, 2018.

iii.	Re-elected Mr. Gonzalo Menéndez Duque as Director representing All Classes of shares of the Bank’s common stock, and Mr. Miguel Heras Castro as Director representing Class “E” shares of the Bank’s common stock.

iv.	Elected Mr. Gabriel Tolchinsky as Director representing All Classes of shares of the Bank’s common stock, to replace Mr. Rubens V. Amaral Jr.

v.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At a meeting held April 10, 2018, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2018. The dividend will be paid on May 17, 2018, to stockholders registered as of May 2, 2018.

▪	Rating update: On April 5, 2018, S&P Global Ratings affirmed the Bank’s global- and national-scale issuer credit ratings at ‘BBB/A-2’ and ‘mxAAA’, respectively, with a “Stable” Outlook.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

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7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

13)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: net fees and commissions, gain on sale of loans, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

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Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 20, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 14868216.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2018	December 31, 2017	March 31, 2017	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$560,276	$672,048	$1,273,657	$(111,772)	(17)%	$(713,381)	(56)%
Financial Instruments:
At fair value through OCI	24,313	25,135	24,287	(822)	(3)	26	0
Securities held-to-maturity, net	68,112	68,934	66,130	(822)	(1)	1,982	3
Loans	5,225,324	5,505,658	5,739,314	(280,334)	(5)	(513,990)	(9)
Less:
Allowance for expected credit losses on loans	82,670	81,294	109,941	1,376	2	(27,271)	(25)
Unearned interest and deferred fees	5,927	4,985	6,955	942	19	(1,028)	(15)
Loans, net	5,136,727	5,419,379	5,622,418	(282,652)	(5)	(485,691)	(9)

Derivative financial instruments used for hedging – receivable	14,682	13,338	3,802	1,344	10	10,880	286

Property and equipment, net	7,120	7,420	8,311	(300)	(4)	(1,191)	(14)
Intangibles, net	5,115	5,425	2,708	(310)	(6)	2,407	89

Other assets:
Customers' liabilities under acceptances	4,940	6,369	288	(1,429)	(22)	4,652	1,615
Accrued interest receivable	34,725	30,872	44,448	3,853	12	(9,723)	(22)
Other assets	19,035	18,827	20,791	208	1	(1,756)	(8)
Total of other assets	58,700	56,068	65,527	2,632	5	(6,827)	(10)

TOTAL ASSETS	$5,875,045	$6,267,747	$7,066,840	$(392,702)	(6)%	$(1,191,795)	(17)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$42,001	$82,064	$245,375	$(40,063)	(49)%	$(203,374)	(83)%
Time	2,772,214	2,846,780	2,935,881	(74,566)	(3)	(163,667)	(6)
Total deposits	2,814,215	2,928,844	3,181,256	(114,629)	(4)	(367,041)	(12)

Derivative financial instruments used for hedging – payable	12,469	34,943	54,487	(22,474)	(64)	(42,018)	(77)

Securities sold under repurchase agreement	49,316	0	0	49,316	n.m. (*)	49,316	n.m. (*)
Short-term borrowings and debt	776,967	1,072,723	761,563	(295,756)	(28)	15,404	2
Long-term borrowings and debt, net	1,123,908	1,138,844	2,003,234	(14,936)	(1)	(879,326)	(44)

Other liabilities:
Acceptances outstanding	4,940	6,369	288	(1,429)	(22)	4,652	1,615
Accrued interest payable	17,005	15,816	20,810	1,189	8	(3,805)	(18)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	7,423	6,845	5,939	578	8	1,484	25
Other liabilities	22,066	20,551	20,354	1,515	7	1,712	8
Total other liabilities	51,434	49,581	47,391	1,853	4	4,043	9

TOTAL LIABILITIES	$4,828,309	$5,224,935	$6,047,931	$(396,626)	(8)%	$(1,219,622)	(20)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(60,671)	(63,248)	(67,700)	2,577	(4)	7,029	(10)
Additional paid-in capital in excess of assigned value of common stock	120,319	119,941	119,881	378	0	438	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	608,282	608,966	595,887	(684)	(0)	12,395	2
Accumulated other comprehensive loss	3,616	1,963	(4,349)	1,653	84	7,965	(183)

TOTAL STOCKHOLDERS' EQUITY	$1,046,736	$1,042,812	$1,018,909	$3,924	0%	$27,827	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,875,045	$6,267,747	$7,066,840	$(392,702)	(6)%	$(1,191,795)	(17)%

(*)	"n.m." means not meaningful.

12

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2018	December 31, 2017	March 31, 2017	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$57,437	$55,799	$59,131	$1,638	3%	$(1,694)	(3)%
Interest expense	(30,847)	(27,658)	(24,699)	(3,189)	12	(6,148)	25

NET INTEREST INCOME	26,590	28,141	34,432	(1,551)	(6)	(7,842)	(23)

OTHER INCOME:
Fees and commissions, net	3,059	5,666	3,269	(2,607)	(46)	(210)	(6)
Derivative financial instruments and foreign currency exchange	1,666	(425)	131	2,091	(492)	1,535	1,172
Loss per financial instrument at fair value through profit or loss	(62)	(26)	(60)	(36)	138	(2)	3
Gain per financial instrument at fair value through OCI	0	170	114	(170)	(100)	(114)	(100)
(Loss) Gain on sale of loans	(625)	68	86	(693)	(1,019)	(711)	(827)
Other income	115	913	354	(798)	(87)	(239)	(68)
NET OTHER INCOME	4,153	6,366	3,894	(2,213)	(35)	259	7

TOTAL INCOME	30,743	34,507	38,326	(3,764)	(11)	(7,583)	(20)

EXPENSES:
Impairment loss (recovery) from expected credit losses on loans	1,377	(1,122)	3,953	2,499	(223)	(2,576)	(65)
Recovery from expected credit losses on investment securities	(25)	(99)	(454)	74	(75)	429	(94)
Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	579	2,015	163	(1,436)	(71)	416	255
OPERATING EXPENSES:
Salaries and other employee expenses	10,094	7,347	6,696	2,747	37	3,398	51
Depreciation of equipment and leasehold improvements	323	407	431	(84)	(21)	(108)	(25)
Amortization of intangible assets	338	285	201	53	19	137	68
Other expenses	3,558	5,075	3,878	(1,517)	(30)	(320)	(8)
TOTAL OPERATING EXPENSES	14,313	13,114	11,206	1,199	9	3,107	28
TOTAL EXPENSES	16,244	13,908	14,868	2,336	17	1,376	9

PROFIT FOR THE PERIOD	$14,499	$20,599	$23,458	$(6,100)	(30)%	$(8,959)	(38)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.37	$0.52	$0.60
Diluted earnings per share	$0.37	$0.52	$0.60

Weighted average basic shares	39,466	39,375	39,188
Weighted average diluted shares	39,492	39,408	39,296

PERFORMANCE RATIOS:
Return on average assets	0.91%	1.31%	1.39%
Return on average stockholders' equity	5.6%	7.9%	9.4%
Net interest margin	1.68%	1.78%	2.02%
Net interest spread	1.26%	1.38%	1.71%
Efficiency Ratio	46.6%	38.0%	29.2%
Operating expenses to total average assets	0.90%	0.83%	0.66%

(*)	"n.m." means not meaningful.

13

EXHIBIT III

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2018			December 31, 2017			March 31, 2017
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$752,628	$2,939	1.56%	$730,965	$2,444	1.31%	$1,032,728	$2,001	0.78%
Financial Instruments at fair value through OCI	16,652	123	2.95	16,771	125	2.91	25,450	170	2.68
Securities held-to-maturity (1)	68,835	485	2.82	69,446	499	2.81	70,667	533	3.02
Loans, net of unearned interest	5,576,646	53,890	3.87	5,454,016	52,732	3.78	5,767,755	56,427	3.91

TOTAL INTEREST EARNING ASSETS	$6,414,761	$57,437	3.58%	$6,271,198	$55,799	3.48%	$6,896,600	$59,131	3.43%

Allowance for expected credit losses on loans	(81,474)			(107,679)			(106,186)
Non interest earning assets	114,985			94,884			73,967

TOTAL ASSETS	$6,448,272			$6,258,402			$6,864,381

INTEREST BEARING LIABILITIES
Deposits	$3,223,641	$14,004	1.74%	$3,210,409	$12,537	1.53%	$2,935,781	$6,207	0.85%
Trading liabilities	1	0	0.00	3	0	0.00	29	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	979,450	6,575	2.69	717,956	3,704	2.02	1,034,324	3,568	1.38
Long-term borrowings and debt, net (2)	1,111,615	10,268	3.69	1,214,190	11,418	3.68	1,788,636	14,924	3.34

TOTAL INTEREST BEARING LIABILITIES	$5,320,187	$30,847	2.32%	$5,142,557	$27,659	2.10%	$5,758,770	$24,699	1.72%

Non interest bearing liabilities and other liabilities	$84,258			$83,694			$93,516

TOTAL LIABILITIES	5,404,444			5,226,251			5,852,286

STOCKHOLDERS' EQUITY	1,043,827			1,032,151			1,012,095

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,448,272			$6,258,402			$6,864,381

NET INTEREST SPREAD			1.26%			1.38%			1.71%

NET INTEREST INCOME AND NET INTEREST MARGIN		$26,590	1.68%		$28,140	1.78%		$34,432	2.02%

(1)	Gross of the allowance for expected credit losses relating to securities held-to-maturity.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

14

EXHIBIT IV

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED

	MAR 31/18	DEC 31/17	SEP 30/17	JUN 30/17	MAR 31/17

NET INTEREST INCOME:
Interest income	$57,437	$55,799	$55,050	$56,099	$59,131
Interest expense	(30,847)	(27,658)	(27,153)	(26,754)	(24,699)

NET INTEREST INCOME	26,590	28,141	27,897	29,345	34,432

OTHER INCOME:
Fees and commissions, net	3,059	5,666	3,566	5,013	3,269
Derivative financial instruments and foreign currency exchange	1,666	(425)	(616)	473	131
(Loss) Gain per financial instrument at fair value through profit or loss	(62)	(26)	3	(649)	(60)
Gain (Loss) per financial instrument at fair value through OCI	0	170	0	(35)	114
(Loss) gain on sale of loans	(625)	68	15	12	86
Other income	115	913	201	255	354

NET OTHER INCOME	4,153	6,366	3,169	5,069	3,894

TOTAL INCOME	30,743	34,507	31,066	34,414	38,326

Impairment loss (recovery) from expected credit losses on loans	1,377	(1,122)	362	5,666	3,953
(Recovery) Impairment loss from expected credit losses on investment securities	(25)	(99)	75	(11)	(454)
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	579	2,015	215	(1,324)	163
Operating expenses	14,313	13,114	9,953	12,602	11,206

PROFIT FOR THE PERIOD	$14,499	$20,599	$20,461	$17,481	$23,458

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.37	$0.52	$0.52	$0.44	$0.60

PERFORMANCE RATIOS
Return on average assets	0.91%	1.31%	1.30%	1.08%	1.39%
Return on average stockholders' equity	5.6%	7.9%	7.9%	6.9%	9.4%
Net interest margin	1.68%	1.78%	1.76%	1.80%	2.02%
Net interest spread	1.26%	1.38%	1.37%	1.44%	1.71%
Efficiency Ratio	46.6%	38.0%	32.0%	36.6%	29.2%
Operating expenses to total average assets	0.90%	0.83%	0.63%	0.78%	0.66%

15

EXHIBIT V

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/18	DEC 31/17	MAR 31/17

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$27,110	$28,933	$33,291
Net other income (2)	2,551	6,516	3,479
Total income	29,661	35,449	36,770
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	(1,956)	(893)	(4,116)
Operating expenses (3)	(10,761)	(9,699)	(8,700)

PROFIT FOR THE PERIOD	$16,944	$24,857	$23,954

Average interest-earning assets (4)	5,576,646	5,454,016	5,767,755
End-of-period interest-earning assets (4)	5,219,397	5,500,673	5,732,359

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$(520)	$(792)	$1,141
Net other income (loss) (2)	1,602	(150)	415
Total income (loss)	1,082	(942)	1,556
Recovery from expected credit losses on investment securities	25	99	454
Operating expenses (3)	(3,552)	(3,415)	(2,506)

LOSS FOR THE PERIOD	$(2,445)	$(4,258)	$(496)

Average interest-earning assets (5)	846,573	817,182	1,128,845
End-of-period interest-earning assets (5)	645,024	757,912	1,364,229

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$26,590	$28,141	$34,432
Net other income (2)	4,153	6,366	3,894
Total income	30,743	34,507	38,326
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	(1,956)	(893)	(4,116)
Recovery from expected credit losses on investment securities	25	99	454
Operating expenses (3)	(14,313)	(13,114)	(11,206)

PROFIT FOR THE PERIOD	$14,499	$20,599	$23,458

Average interest-earning assets	6,423,219	6,271,198	6,896,600
End-of-period interest-earning assets	5,864,421	6,258,585	7,096,588

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, gain on sale of loans, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities held-to-maturity, gross of the allowance for expected credit losses.

16

EXHIBIT VI

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2018		December 31, 2017		March 31, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$353	6	$302	5	$253	4	$51	$100
BELGIUM	10	0	11	0	9	0	(1)	1
BOLIVIA	5	0	15	0	5	0	(10)	0
BRAZIL	916	16	1,023	17	1,096	18	(107)	(180)
CHILE	253	4	191	3	168	3	62	85
COLOMBIA	780	13	949	16	749	12	(169)	31
COSTA RICA	445	8	376	6	362	6	69	83
DOMINICAN REPUBLIC	200	3	250	4	235	4	(50)	(35)
ECUADOR	320	6	347	6	297	5	(27)	23
EL SALVADOR	42	1	56	1	86	1	(14)	(44)
GERMANY	33	1	38	1	48	1	(5)	(15)
GUATEMALA	255	4	321	5	282	5	(66)	(27)
HONDURAS	50	1	75	1	80	1	(25)	(30)
JAMAICA	22	0	24	0	49	1	(2)	(27)
MEXICO	869	15	906	15	1,018	16	(37)	(149)
NICARAGUA	24	0	30	0	34	1	(6)	(10)
PANAMA	437	8	556	9	492	8	(119)	(55)
PARAGUAY	81	1	60	1	76	1	21	5
PERU	313	5	229	4	448	7	84	(135)
SINGAPORE	47	1	55	1	56	1	(8)	(9)
SWITZERLAND	100	2	4	0	5	0	96	95
TRINIDAD & TOBAGO	184	3	184	3	204	3	0	(20)
UNITED STATES	20	0	44	1	76	1	(24)	(56)
URUGUAY	39	1	18	0	64	1	21	(25)
MULTILATERAL ORGANIZATIONS	0	0	0	0	8	0	0	(8)
OTHER	18	0	20	0	32	1	(2)	(14)

TOTAL CREDIT PORTFOLIO (1)	$5,816	100%	$6,084	100%	$6,232	100%	$(268)	$(416)

UNEARNED INTEREST AND DEFERRED FEES	(6)		(5)		(7)		(1)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,810		$6,079		$6,225		$(269)	$(415)

(1)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

17

EXHIBIT VII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2018		December 31, 2017		March 31, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$353	6	$302	5	$253	4	$51	$100
BELGIUM	10	0	11	0	9	0	(1)	1
BOLIVIA	5	0	15	0	5	0	(10)	0
BRAZIL	912	16	1,019	17	1,089	18	(107)	(177)
CHILE	248	4	186	3	163	3	62	85
COLOMBIA	751	13	920	15	719	12	(169)	32
COSTA RICA	445	8	376	6	362	6	69	83
DOMINICAN REPUBLIC	200	3	250	4	235	4	(50)	(35)
ECUADOR	320	6	347	6	297	5	(27)	23
EL SALVADOR	42	1	56	1	86	1	(14)	(44)
GERMANY	33	1	38	1	48	1	(5)	(15)
GUATEMALA	255	4	321	5	282	5	(66)	(27)
HONDURAS	50	1	75	1	80	1	(25)	(30)
JAMAICA	22	0	24	0	49	1	(2)	(27)
MEXICO	849	15	886	15	998	16	(37)	(149)
NICARAGUA	24	0	30	0	34	1	(6)	(10)
PANAMA	419	7	538	9	480	8	(119)	(61)
PARAGUAY	81	1	60	1	76	1	21	5
PERU	313	5	229	4	448	7	84	(135)
SINGAPORE	47	1	55	1	56	1	(8)	(9)
SWITZERLAND	100	2	4	0	5	0	96	95
TRINIDAD & TOBAGO	175	3	175	3	195	3	0	(20)
UNITED STATES	20	0	44	1	76	1	(24)	(56)
URUGUAY	39	1	18	0	64	1	21	(25)
OTHER	18	0	20	0	32	1	(2)	(14)

TOTAL COMMERCIAL PORTFOLIO (1)	$5,731	100%	$5,999	100%	$6,141	100%	$(268)	$(410)

UNEARNED INTEREST AND DEFERRED FEES	(6)		(5)		(7)		(1)	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,725		$5,994		$6,134		$(269)	$(409)

(1)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

18

EXHIBIT VIII

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2018		December 31, 2017		March 31, 2017		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$4	5	$4	5	$7	8	$0	$(3)
CHILE	5	6	5	6	5	6	0	0
COLOMBIA	29	34	29	34	30	33	0	(1)
MEXICO	20	24	20	24	20	23	0	0
PANAMA	18	21	18	21	12	13	0	6
TRINIDAD & TOBAGO	9	10	9	10	9	9	0	0
MULTILATERAL ORGANIZATIONS	0	0	0	0	8	8	0	(8)

TOTAL TREASURY PORTOFOLIO (1)	$85	100%	$85	100%	$91	100%	$0	$(6)

(1)	Includes securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses.

19

EXHIBIT IX

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

				Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	1Q18	4Q17	1Q17	(A) - (B)	(A) - (C)

ARGENTINA	$132	$112	$44	$20	$88
BELGIUM	4	2	5	2	(1)
BOLIVIA	0	5	0	(5)	0
BRAZIL	116	394	289	(278)	(173)
CHILE	185	115	176	70	9
COLOMBIA	280	491	356	(211)	(76)
COSTA RICA	158	138	160	20	(2)
DOMINICAN REPUBLIC	117	209	191	(92)	(74)
ECUADOR	187	109	250	78	(63)
EL SALVADOR	21	23	41	(2)	(20)
GUATEMALA	71	178	179	(107)	(108)
HONDURAS	18	27	51	(9)	(33)
JAMAICA	67	52	65	15	2
MEXICO	1,411	1,222	1,123	189	288
NICARAGUA	0	24	15	(24)	(15)
PANAMA	78	208	255	(130)	(177)
PARAGUAY	28	28	0	0	28
PERU	360	223	257	137	103
SINGAPORE	0	57	200	(57)	(200)
SWITZERLAND	200	0	0	200	200
TRINIDAD & TOBAGO	77	52	59	25	18
UNITED STATES	33	35	55	(2)	(22)
URUGUAY	0	0	8	0	(8)
OTHER	6	15	27	(9)	(21)

TOTAL LOAN DISBURSED (1)	$3,549	$3,719	$3,806	$(170)	$(257)

(1)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

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